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Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(In thousands, except ratios)

	Successor		Successor		Predecessor
	Nine Months Ended September 30,			Period from September 10, 2016 through December 31, 2016	Period from January 1, 2016 through September 9, 2016
							Years Ended December 31,
			Year Ended December 31, 2017
	2018	2017					2015	2014	2013
Earnings:
Income (loss) before income taxes	$(100,709)	$623,816	$530,686	$(474,449)	$3,292		$(1,913,535)	$314,880	$(1,380,378)
Adjustments:
Equity investment loss (income)	(148)	(417)	(1,422)	(9)	152		171	(617)	(97)
Interest capitalized	—	—	—	—	(68,192)		(113,009)	(168,897)	(203,993)

Income (loss) before income taxes, as adjusted	$(100,857)	$623,399	$529,264	$(474,458)	$(64,748)		$(2,026,373)	$145,366	$(1,584,468)
Fixed charges	33,513	67,421	76,356	29,013	197,640		340,399	320,403	262,046

Total earnings	$(67,344)	$690,820	$605,620	$(445,445)	$132,892		$(1,685,974)	$465,769	$(1,322,422)

Fixed charges:
Interest expense and amortization of finance costs	$32,595	$66,447	$75,061	$28,553	$195,698		$337,554	$317,732	$259,159
Rental expense representative of interest factor	918	974	1,295	460	1,942		2,845	2,671	2,887

Total fixed charges	$33,513	$67,421	$76,356	$29,013	$197,640		$340,399	$320,403	$262,046

Ratio of earnings to fixed charges	— (1)	10.2	7.9	— (2)	—	(4)	— (6)	1.5	— (8)

Total fixed charges	$33,513	$67,421	$76,356	$29,013	$197,640		$340,399	$320,403	$262,046
Pre-tax preferred dividend requirements	—	47,625	47,560	783	12,320		83,942	32,902	12,132

Total fixed charges plus preference dividends	$33,513	$115,046	$123,916	$29,796	$209,960		$424,341	$353,305	$274,178

Ratio of earnings to combined fixed charges and preference dividends	— (1)	6.0	4.9	— (3)	—	(5)	— (7)	1.3	— (8)

(1)
Due to the Company's "Loss before income taxes, as adjusted" for the nine months ended September 30, 2018 the ratio coverage was less than 1:1. The Company must generate additional earnings of $100.9 million to achieve a coverage ratio of 1:1.

(2)
Due to the Company's "Loss before income taxes, as adjusted" for the period from September 10, 2016 through December 31, 2016 the ratio coverage was less than 1:1. The Company must generate additional earnings of $474.5 million to achieve a coverage ratio of 1:1.

(3)
Due to the Company's "Loss before income taxes, as adjusted" for the period from September 10, 2016 through December 31, 2016 the ratio coverage was less than 1:1. The Company must generate additional earnings of $475.2 million to achieve a coverage ratio of 1:1.

(4)
Due to the Company's "Loss before income taxes, as adjusted" for the period from January 1, 2016 through September 9, 2016 the ratio coverage was less than 1:1. The Company must generate additional earnings of $64.7 million to achieve a coverage ratio of 1:1.

(5)
Due to the Company's "Loss before income taxes, as adjusted" for the period from January 1, 2016 through September 9, 2016 the ratio coverage was less than 1:1. The Company must generate additional earnings of $77.1 million to achieve a coverage ratio of 1:1.

(6)
Due to the Company's "Loss before income taxes, as adjusted" for the year ended December 31, 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $2.0 billion to achieve a coverage ratio of 1:1.

(7)
Due to the Company's "Loss before income taxes, as adjusted" for the year ended December 31, 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $2.1 billion to achieve a coverage ratio of 1:1.

(8)
Due to the Company's "Loss before income taxes, as adjusted" for the year ended December 31, 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.6 billion to achieve a coverage ratio of 1:1.

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  Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends (In thousands, except ratios)